Exhibit 99.1

Leju Reports Third Quarter 2016 Results

BEIJING, Nov. 28, 2016 /PRNewswire/ — Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading online-to-offline (“O2O”) real estate services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Financial Highlights

•                  Total revenues increased by 21% year-on-year to $183.3 million

•                  Revenues from e-commerce services increased by 35% year-on-year to $143.8 million

•                  Revenues from online advertising services decreased by 15% year-on-year to $33.6 million

•                  Revenues from listing services increased by 9% year-on-year to $5.9 million

•                  Non-GAAP1 income from operations increased by 26% year-on-year to $33.6 million

•                  Non-GAAP net income attributable to Leju shareholders increased by 9% year-on-year to $23.1 million, or $0.17 per diluted American depositary share (“ADS”)

First Nine Months 2016 Financial Highlights

•                  Total revenues increased by 13% year-on-year to $454.6 million

•                  Revenues from e-commerce services increased by 20% year-on-year to $348.2 million

•                  Revenues from online advertising services decreased by 8% year-on-year to $89.8 million

•                  Revenues from listing services increased by 16% year-on-year to $16.7 million

•                  Non-GAAP income from operations decreased by 10% year-on-year to $42.7 million

•                  Non-GAAP net income attributable to Leju shareholders decreased by 16% year-on-year to $33.0 million, or $0.24 per diluted ADS

“We are pleased to report solid third quarter results as Leju delivered healthy revenue growth as well as profit margin improvement,” said Mr. Geoffrey He, Leju’s chief executive officer. “Operationally, we maintained our position as a leader in e-commerce services in the primary market with a new company record for the number of coupons sold, expanded our secondary

1 Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

listing services platform with 270 newly launched local websites, and continued to invest in our home furnishing business with a focus on the contractor platform Qiang Gong Zhang (7gz.com). Financially, we continued to generate strong positive cash flows and further improved our profit margins in the third quarter. We believe these results demonstrate the success of our strategy and the value our platform provides for our developer clients and homebuyers.”

“Robust transaction volumes and rapidly rising home prices over the first three quarters of 2016 have led to another wave of aggressive tightening measures in the first weeks of October by local governments in more than 20 cities,” continued Mr. He. “In addition to reinstating restrictions on purchases and mortgage loans and raising down payment requirements, the governments in many cities also imposed price ceilings, slowed the pace of issuing pre-sale permits and enforced strict limits on project advertising and other forms of marketing. The combination of tightening policies and close scrutiny of marketing practices had an immediate cooling effect on transaction levels and demand for marketing services, and we expect it will have a significant impact on our e-commerce and online advertising businesses in the fourth quarter. However, we do not believe that the fundamental market demand and supply structure will be affected by these policies in the long run, and we believe that after this period of market correction, Leju will be able to further distinguish its strategy and platform services to generate future growth.”

Third Quarter 2016 Results

Total revenues were $183.3million, an increase of 21% from $151.2 million for the same quarter of 2015, mainly driven by revenue growth from e-commerce services and listing services, partially offset by the decrease of online advertising services.

Revenues from e-commerce services were $143.8 million, an increase of 35% from $106.4 million for the same quarter of 2015, primarily due to an increase in the average price per discount coupon redeemed, partially offset by the decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $33.6 million, a decrease of 15% from $39.4 million for the same quarter of 2015, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $5.9 million, an increase of 9% from $5.4 million for the same quarter of 2015, primarily due to growth in secondary home sales.

Cost of revenues was $15.2 million, relatively flat compared to $15.3 million for the same quarter of 2015, primarily due to decreased amortization of intangible assets consisting of exclusive rights that expired in December 2015, partially offset by increased cost on advertising resources purchased from Sina.

Selling, general and administrative expenses were $142.8 million, an increase of 21% from $117.5 million for the same quarter of 2015, primarily due to increased marketing expenses related to the Company’s e-commerce business as a result of its efforts to maintain its market share in the increasingly competitive market as well as increased marketing expenses related to the promotion of the Company’s listing business and home furnishing business.

Income from operations was $26.8 million, an increase of 29% from $20.8 million for the same quarter of 2015. Non-GAAP income from operations was $33.6 million, an increase of 26% from $26.7 million for the same quarter of 2015.

Net income was $17.2 million, an increase of 9% from $15.8 million for the same quarter of 2015. Non-GAAP net income was $23.2 million, an increase of 11% from $20.9 million for the same quarter of 2015.

Net income attributable to Leju shareholders was $17.1 million, or $0.13 per diluted ADS, an increase of 7% from $16.0 million, or $0.12 per diluted ADS, for the same quarter of 2015. Non-GAAP net income attributable to Leju shareholders was $23.1 million, or $0.17 per diluted ADS, an increase of 9% from $21.1 million, or $0.16 per diluted ADS, for the same quarter of 2015.

First Nine Months 2016 Results

Total revenues were $454.6 million, an increase of 13% from $402.4 million for the same period of 2015, mainly driven by growth of revenues from e-commerce services and listing services, partially offset by the decrease of online advertising services.

Revenues from e-commerce services were $348.2 million, an increase of 20% from $290.9 million for the same period of 2015, primarily due to an increase in the average price per discount coupon redeemed, partially offset by the decrease in the number of discount coupons redeemed.

Revenues from online advertising services were $89.8 million, a decrease of 8% from $97.2 million for the same period of 2015, primarily due to a decrease in property developers’ online advertising demand.

Revenues from listing services were $16.7 million, an increase of 16% from $14.4 million for the same period of 2015, primarily due to the growth in secondary home sales.

Cost of revenues was $43.5 million, a decrease of 5% from $45.8 million for the same period of 2015, primarily due to decreased amortization of intangible assets consisting of exclusive rights that expired in December 2015, partially offset by the increased resource cost purchased from Sina.

Selling, general and administrative expenses were $390.4 million, an increase of 18% from $331.2 million for the same period of 2015, primarily due to increased marketing expenses related to the growth of the Company’s e-commerce business as a result of its efforts to maintain its market share in the increasingly competitive market as well as increased marketing expenses related to the promotion of the Company’s listing business and home furnishing business.

Income from operations was $23.0 million, a decrease of 18% from $28.3 million for the same period of 2015. Non-GAAP income from operations was $42.7 million, a decrease of 10% from $47.3 million for the same period of 2015.

Net income was $14.8 million, a decrease of 33% from $22.0 million for the same period of 2015. Non-GAAP net income was $32.1 million, a decrease of 17% from $38.7 million for the same period of 2015.

Net income attributable to Leju shareholders was $15.7 million, or $0.12 per diluted ADS, a decrease of 31% from $22.6 million, or $0.17 per diluted ADS, for the same period of 2015. Non-GAAP net income attributable to Leju shareholders was $33.0 million, or $0.24 per diluted ADS, a decrease of 16% from $39.3 million, or $0.29 per diluted ADS, for the same period of 2015.

Cash Flow

As of September 30, 2016, the Company’s cash and cash equivalents balance was $317.0 million.

Third quarter 2016 net cash provided by operating activities was $46.9 million, mainly attributable to non-GAAP net income of $23.2 million, a decrease in customer deposits of $2.1 million, a decrease in accounts receivable of $1.9 million, an increase in income tax payable and other tax payable of $12.1 million, and an increase in accrued payable and welfare expenses of $3.3 million.

Business Outlook

The Company is now revising its fiscal 2016 total revenue guidance to approximately $510 million to $530 million, which would represent a decrease of approximately 8% to 11% from $575.8 million in 2015. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Leju’s management will host an earnings conference call on November 28, 2016 at 7 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-855-298-3404
Hong Kong:	+852-5808-3202
Mainland China:	+400-120-0539

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Leju earnings call.”

A replay of the conference call may be accessed by phone at the following number until December 5, 2016:

U.S./International:	+1-866-846-0868
Hong Kong:	+ 800-966-697
Mainland China:	+ 400-184-2240
Passcode:	1314691

Additionally, a live and archived webcast will be available at http://ir.leju.com.

About Leju

Leju Holdings Limited (“Leju”) (NYSE: LEJU) is a leading online-to-offline, or O2O, real estate services provider in China, offering real estate e-commerce, online advertising and online listing services. Leju’s integrated online platform comprises various mobile applications along with local websites covering more than 370 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company’s own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju’s beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China’s real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju’s ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its reliance on SINA, Tencent, Baidu, and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; complexities resulting from its ongoing relationships with E-House, due to E-House’s controlling interest in Leju and Leju’s reliance on E-House for various corporate services; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Annie Huang
Leju Holdings Limited

Phone: +86 (10) 5895-1062
E-mail: ir@leju.com

Philip Lisio
Foote Group
Phone: +86 (10) 8429-9544
E-mail: phil@thefootegroup.com

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	September 30,
	2015	2016
ASSETS
Current assets
Cash and cash equivalents	260,296	317,020
Accounts receivable, net	113,991	100,260
Marketable securities	—	2,191
Deferred tax assets, net	31,074	30,217
Prepaid expenses and other current assets	20,881	17,804
Customer deposits	58,833	41,696
Amounts due from related parties	9	2,323
Total current assets	485,084	511,511
Property and equipment, net	6,801	7,453
Intangible assets, net	90,737	81,486
Investment in affiliates	669	438
Goodwill	39,807	39,467
Other non-current assets	3,740	3,911
Total assets	626,838	644,266

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	327	1,602
Accrued payroll and welfare expenses	45,692	42,374
Income tax payable	66,815	65,562
Other tax payable	31,930	29,465
Amounts due to related parties	10,214	8,311
Advance from customers and deferred revenue	5,703	6,613
Accrued marketing and advertising expenses	3,915	17,651
Consideration payable of acquiring non-controlling interest	7,339	168
Other current liabilities	7,672	8,979
Total current liabilities	179,607	180,725
Deferred tax liabilities	22,998	22,363
Total liabilities	202,605	203,088
Equity
Ordinary shares ($0.001 par value): 500,000,000 shares authorized, 134,930,870 and 135,283,958 shares issued and outstanding, as of December 31, 2015 and September 30, 2016, respectively	135	135
Additional paid-in capital	773,766	782,436
Accumulated deficit	(343,658)	(328,823)
Subscription receivables	(9)	—
Accumulated other comprehensive income	(5,522)	(11,052)
Total Leju equity	424,712	442,696
Non-controlling interests	(479)	(1,518)
Total equity	424,233	441,178
TOTAL LIABILITIES AND EQUITY	626,838	644,266

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2016	2015	2016

Revenues
E-commerce	106,432	143,845	290,851	348,152
Online advertising services	39,371	33,555	97,157	89,769
Listing services	5,403	5,902	14,435	16,692
Total revenues	151,206	183,302	402,443	454,613
Cost of revenues	(15,305)	(15,229)	(45,831)	(43,465)
Selling, general and administrative expenses	(117,511)	(142,769)	(331,247)	(390,379)
Other operating income	2,382	1,464	2,893	2,274
Income from operations	20,772	26,768	28,258	23,043
Investment income (loss)	—	1	—	(189)
Interest income	260	373	903	925
Other income, net	107	62	248	563
Income before taxes and equity in affiliates	21,139	27,204	29,409	24,342
Income tax expense	(5,244)	(9,923)	(7,187)	(9,342)
Income before equity in affiliates	15,895	17,281	22,222	15,000
Loss from equity in affiliates	(75)	(80)	(230)	(216)
Net income	15,820	17,201	21,992	14,784
Less: net income (loss) attributable to non-controlling interests	(223)	102	(574)	(879)
Net income attributable to Leju shareholders	16,043	17,099	22,566	15,663

Earnings per share:
Basic	0.12	0.13	0.17	0.12
Diluted	0.12	0.13	0.17	0.12
Shares used in computation:
Basic	134,663,857	135,278,105	134,448,793	135,171,280
Diluted	135,308,945	135,430,377	136,397,775	135,279,590

Note 1          The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.6778 on September 30, 2016 and USD1 = RMB6.5844 for the nine months ended September 30, 2016

LEJU HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2016	2015	2016

Net income	15,820	17,201	21,992	14,784
Other comprehensive income, net of tax of nil Foreign currency translation adjustment	(5,588)	(1,742)	(5,471)	(5,527)
Comprehensive income	10,232	15,459	16,521	9,257

Less: Comprehensive income (loss) attributable to non-controlling interest	(241)	105	(592)	(875)
Comprehensive income attributable to Leju shareholders	10,473	15,354	17,113	10,132

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2016	2015	2016
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income from operations	20,772	26,768	28,258	23,043
Share-based compensation expense	2,739	3,700	9,573	10,427
Amortization of intangible assets resulting from business acquisitions	3,157	3,083	9,496	9,250
Non-GAAP income from operations	26,668	33,551	47,327	42,720

GAAP net income	15,820	17,201	21,992	14,784
Share-based compensation expense (net of tax)	2,739	3,700	9,573	10,427
Amortization of intangible assets resulting from business acquisitions (net of tax)	2,368	2,312	7,122	6,937
Non-GAAP net income	20,927	23,213	38,687	32,148

Net income attributable to Leju Shareholder	16,043	17,099	22,566	15,663
Share-based compensation expense (net of tax and non-controlling interests)	2,739	3,691	9,573	10,402
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,368	2,312	7,122	6,937
Non-GAAP net income attributable to Leju shareholders	21,150	23,102	39,261	33,002

GAAP net income per ADS — basic	0.12	0.13	0.17	0.12

GAAP net income per ADS — diluted	0.12	0.13	0.17	0.12

Non-GAAP net income per ADS — basic	0.16	0.17	0.29	0.24

Non-GAAP net income per ADS — diluted	0.16	0.17	0.29	0.24

Shares used in calculating basic GAAP / non-GAAP net income attributable to shareholders per ADS	134,663,857	135,278,105	134,448,793	135,171,280

Shares used in calculating diluted GAAP / non-GAAP net income attributable to shareholders per ADS	135,308,945	135,430,377	136,397,775	135,279,590

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2015	2016	2015	2016

Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	70,641	132,142	205,895	267,827
Number of discount coupons redeemed (number of transactions)	57,303	53,602	141,827	137,827